Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series O – Fixed Rate August 7, 2017	Registration No. 333-207838

PACCAR Financial Corp.

Medium-Term Notes, Series O - Fixed Rate

CUSIP # 69371RN77

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐	Barclays Capital Inc.
☐	BNP Paribas Securities Corp.
☐	Citigroup Global Markets Inc.
☐	J.P. Morgan Securities LLC
☒	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
☐	MUFG Securities Americas Inc.
☒	U.S. Bancorp Investments, Inc.
☒	Other: Lloyds Securities Inc.
RBC Capital Markets, LLC
The Williams Capital Group, L.P.
ANZ Securities, Inc.
Westpac Capital Markets, LLC

acting as ☒ principal ☐ agent

at: ☐	varying prices related to prevailing market prices at the time of resale
☒	a fixed initial public offering price of 99.934% of the Principal Amount.

Principal Amount: $300,000,000	Original Issue Date: August 10, 2017 (T+3)

Agent’s Discount or Commission: 0.350%	Final Maturity Date: August 10, 2022

Net Proceeds to Company: $298,752,000	Interest Payment Dates: Semi-annually on each February 10 and August 10, commencing February 10, 2018 Record Dates: January 27 and July 27 preceding the applicable Interest Payment Date

Treasury Benchmark: 1.875% due July 31, 2022

Treasury Yield: 1.814%

Reoffer Spread: T+50 bps

Reoffer Yield: 2.314%

Interest Rate: 2.300% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.

☐	The Notes may be redeemed at our option prior to the Maturity Date.

Initial Redemption Date:

Initial Redemption Percentage:             %

Annual Redemption Percentage Reduction:             % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.

☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes. Option Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars, see attached)

Minimum Denominations:                     (Applicable only if Specified Currency is other than U.S. dollars)

Exchange Rate Agent:                     (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐

    Issue Price:             %

Form:          ☒  Book-Entry           ☐  Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	Bookrunner	$60,000,000
Lloyds Securities Inc.	Bookrunner	$60,000,000
RBC Capital Markets, LLC	Bookrunner	$60,000,000
U.S. Bancorp Investments, Inc.	Bookrunner	$60,000,000
The Williams Capital Group, L.P.	Co-Manager	$30,000,000
ANZ Securities, Inc.	Co-Manager	$15,000,000
Westpac Capital Markets, LLC	Co-Manager	$15,000,000

Total		$300,000,000

Other Provisions:

N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lloyds Securities Inc., RBC Capital Markets, LLC, U.S. Bancorp Investments, Inc. or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, Lloyds Securities Inc., collect at 1-212-827-3138, RBC Capital Markets, LLC, collect at 1-212-858-7307 or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.